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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*


                         MICHIGAN HERITAGE BANCORP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    59451T106
                                 (CUSIP Number)


                                  July 6, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [X]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                 Page 1 of 5 pages

CUSIP No. ..59451T106.................................
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. Board of Trustees of The Willard G. Pierce and Jessie M. Pierce Foundation, but not in each Trustee's individual capacity
          I.R.S. Identification Nos. of above persons (entities only).__________
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) ..................................................................

          (b) ..................................................................
--------------------------------------------------------------------------------

     3.   SEC Use Only


--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization       Michigan, USA
--------------------------------------------------------------------------------

Number of         5.       Sole Voting Power        -0-
Shares Bene-      --------------------------------------------------------------
icially           6.       Shared Voting Power        78,765
Owned by Each     --------------------------------------------------------------
Reporting         7.       Sole Dispositive Power        -0-
Person With:      --------------------------------------------------------------
                  8.       Shared Dispositive Power        78,765
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person    78,765

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11.   Percent of Class Represented by Amount in Row (9)    5.3%
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)       OO
--------------------------------------------------------------------------------


                                Page 2 of 5 pages

Item 1.
     (a)  Name of Issuer: Michigan Heritage Bancorp, Inc.
     (b)  Address of Issuer's Principal Executives Offices:
                                         28300 Orchard Lake Road, Suite 200
                                         Farmington Hills, Michigan 48334

Item 2.
     (a) Name of Person Filing: Board of Trustees of The Willard G. Pierce and Jessie M. Pierce Foundation, but not in each Trustee's individual capacity;
     (b) Address of Principal Business Office: 820 West Clinton, Hasting,
               MI 49058
     (c) Citizenship: The Foundation is a Nonprofit Corporation Organized in Michigan
     (d) Title of Class of Securities:   Common Stock
     (e) CUSIP Number:   59451T106


Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
     240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
             78o);
     (b) [ ] Bank  as  defined  in  Section 3(a)(6) of  the Act (15 U.S.C. 78c);
     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act
             (15 U.S.C. 78c);
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    78,765

     (b)  Percent of class:     5.3%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote      -0-

          (ii)   Shared power to vote or to direct the vote    78,765

          (iii)  Sole power to dispose or to direct the disposition of   -0-

          (iv)   Shared power to dispose or to direct the disposition of  78,765

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

                                Page 3 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Instruction:  Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the
identity of each member of the group.        NOT APPLICABLE


Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members
of the group, in their individual capacity. See Item 5.      NOT APPLICABLE



                                Page 4 of 5 pages

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              August 2, 2000
                                                  Date


                                              /s/ Hilary Snell
                                                  Signature
                                       Hilary Snell, Trustee/Secretary
                                                  Name/Title


                                            /s/ Rev. Kent Keller
                                                  Signature
                                          Rev. Kent Keller, Trustee
                                                  Name/Title


                                             /s/ Carl Schoessel
                                                  Signature
                                           Carl Schoessel, Trustee
                                                  Name/Title


                                              /s/ W. L. Pierce
                                                  Signature
                                  W. L. Pierce, Trustee/Treasurer/Vice President
                                                  Name/Title


                                             /s/ Dr. Gary J. Pierce
                                                  Signature
                        Dr. Gary J. Pierce, Trustee/Director PCCI/Vice President
                                                  Name/Title


                                             /s/ Dr. Arlon E. Elser
                                                  Signature
                                    Dr. Arlon E. Elser, Trustee/President
                                                  Name/Title

::ODMA\PCDOCS\GRR\449779\1

                          Page 5 of 5 pages